May 7, 2009
Mr. Robert Telewicz
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Re:	Liberty Property Limited Partnership Form 10-KSB for year ended December 31, 2008 File No. 001-13132
Dear Mr. Telewicz,
As a follow up to our conversation yesterday, set forth below is additional information that we considered in assessing materiality in accordance with SEC Staff Accounting Bulletin; No. 99-Materiality. This information together with the information included in our April 30, 2009 response was the information we considered to assess materiality for Liberty Property Limited Partnership’s (“LPLP”) redeemable securities for all periods presented in our 2008 Form 10-K filing. The information includes adjustments to the 2008 and 2007 Balance Sheets, the original and revised Statement of Changes in Owners’ Equity and a summary of the quantitative Balance Sheet differences.

LPLP Follow up Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 8, 2009

Balance Sheet — Owners Equity Section
As of December 31, 2008
(does not include Noncontrolling interest consolidated subsidiaries)

			D-98
		Reclass	Remeasurement
	As Reported	Adjustment	Adjustment	As Adjusted
Noncontrolling interest — preferred units	$—	$287,959	$—	$287,959
Noncontrolling interest — common units	—	80,682	36,864	117,546

Owner’s Equity
General Partner’s equity — common units	1,956,735	—	(36,864)	1,919,871
Limited Partner’s equity — preferred units	287,959	(287,959)	—	—
Limited Partner’s equity — common units	80,682	(80,682)	—	—

Total Owner’s Equity	$2,325,376	($368,641)	($36,864)	$1,919,871

As of December 31, 2007
(does not include Noncontrolling interest consolidated subsidiaries)

			D-98
		Reclass	Remeasurement
	As Reported	Adjustment	Adjustment	As Adjusted
Noncontrolling interest — preferred units	$—	$287,960	$—	$287,960
Noncontrolling interest — common units	—	84,144	36,688	120,832

Owner’s Equity
General Partner’s equity — common units	1,837,021	—	(36,688)	1,800,333
Limited Partner’s equity — preferred units	287,960	(287,960)	—	—
Limited Partner’s equity — common units	84,144	(84,144)	—	—

Total Owner’s Equity	$2,209,125	($372,104)	($36,688)	$1,800,333

LPLP Follow up Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 8, 2009

Statement of Changes in Owners Equity
ORIGINAL
CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY OF
LIBERTY PROPERTY LIMITED PARTNERSHIP
(IN THOUSANDS)

	GENERAL	LIMITED
	PARTNER’S	PARTNERS’
	EQUITY	EQUITY

Balance at January 1, 2006	$1,709,182	$252,726
Contribution from partners	107,338	(14,067)
Distribution to partners	(221,907)	(23,129)
Issuance of operating partnership units	—	56,302
Foreign currency translation adjustment	10,417	—
Net income	266,574	25,476

Balance at December 31, 2006	1,871,604	297,308
Contributions from partners	77,740	753
Distribution to partners	(278,209)	(27,640)
Issuance of operating partnership units	—	99,958
Redemption of operating partnership units	—	(23,653)
Foreign currency translation adjustment	1,055	—
Net income	164,831	25,378

Balance at December 31, 2007	1,837,021	372,104
Contributions from partners	215,551	—
Distributions to partners	(221,023)	(31,144)
Foreign currency translation adjustment	(26,756)	—
Net income	151,942	27,681

Balance at December 31, 2008	$1,956,735	$368,641

LPLP Follow up Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 8, 2009

REVISED
CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY OF
LIBERTY PROPERTY LIMITED PARTNERSHIP
(IN THOUSANDS)

	GENERAL	NON
	PARTNER’S	CONTROLLING
	EQUITY	INTEREST
Balance at January 1, 2006	$1,626,515	$335,393
Contribution from partners	93,271	—
Distribution to partners	(221,907)	(23,129)
Issuance of operating partnership units	—	56,302
Foreign currency translation adjustment	10,417	—
Net income	266,574	25,476
Redemption of limited partners common units for common shares	(22,811)	22,811

Balance at December 31, 2006	1,752,059	416,853
Contributions from partners	78,493	—
Distribution to partners	(278,209)	(27,640)
Issuance of operating partnership units	—	99,958
Redemption of operating partnership units	—	(23,653)
Foreign currency translation adjustment	1,055	—
Net income	164,831	25,378
Redemption of limited partners common units for common shares	82,104	(82,104)

Balance at December 31, 2007	1,800,333	408,792
Contributions from partners	215,375	176
Distributions to partners	(221,023)	(31,144)
Foreign currency translation adjustment	(26,756)	—
Net income	151,942	27,681
Redemption of limited partners common units for common shares	—	—

Balance at December 31, 2008	$1,919,871	$405,505

LPLP Follow up Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 8, 2009

Summary:

Redemption value:	2008	2007	2006	2005
Noncontrolling — preferred units	$287,959	$287,960	$210,960	$184,657
Noncontrolling — common units	$93,031	$120,713	$205,893	$150,736

Book Value without re-balancing adjustment (A):
Noncontrolling — preferred units	$287,959	$287,960	$210,960	$184,657
Noncontrolling — common units	$117,546	$120,832	$123,788	$91,450

Book Value as per 10-K:
Noncontrolling interest — preferred units	$287,959	$287,960	$210,960	$184,657
Noncontrolling interest — common units	$80,682	$84,144	$86,348	$68,069

(A)	The Company historically recorded a reclassification adjustment at each balance sheet date between general partners’ equity- common units and limited partners’ equity- common units to present such amounts using the relative ownership percentages applied to the net book value of the Company’s equity. This was termed a “minority interest reclassification” in all prior financial statements. We have had previous correspondence with the SEC on this point as noted in Attachment 1. Upon re-consideration of EITF Topic D-98, we understand and accept the SEC’s view that such adjustments should not have been recorded. We have reflected the revised amounts above as if such “minority interest reclassification” adjustments were never recorded.
The following quantitative and qualitative items were considered in our evaluation:
     Quantitative considerations:
•	There would be no impact on net income, income available to common unitholders or income per unit.

•	There would be no impact on cash flows of LPLP.
     Qualitative considerations:
•	LPLP’s single largest investor is Liberty Property Trust, which owns 96% of the common equity of LPLP.

•	There would be no impact on compliance with the covenants under LPLP’s credit facility arrangement or other debt agreements.

•	There would be no impact on management’s bonuses or other incentive compensation.

•	Key ratios monitored by analysts or other key users of the financial statements and analysts’ consensus expectation would be unchanged.

•	We believe that there would be no market reaction to the reclassification as there would be no impact to liquidity measures, FFO per share or compliance with any debt covenants.

LPLP Follow up Letter
Mr. Robert Telewicz, Staff Accountant
Division of Corporate Finance, Securities and Exchange Commission
May 8, 2009

Based on the evaluation above, the Company concludes that in light of surrounding circumstances, the magnitude of the reclassification is such that the judgment of a reasonable person relying upon the financial statements would not have been changed or influenced by the correction of this item.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information, please feel free to give me a call at 610-648-1777. We appreciate very much your availability.

Very truly yours,
/s/ George J. Alburger, Jr.
George J. Alburger, Jr.
Executive Vice President Chief Financial Officer

GJA/ab
cc:	Kevin Purfield, Ernst & Young Justin Chairman, Morgan Lewis & Bockius LLP

Attachment 1
Liberty Property Trust
Liberty Property Limited Partnership
Listed below is our response to a January 13, 2004 SEC Comment on the “minority interest reclassification” in the Company’s 2002 Form 10-K filing:
      SEC Comment:
2)	Please explain to readers the Company’s “minority interest reclassification” including the circumstances that generate this reclassification and the Company’s basis for recording the adjustment and advise us.
      Company Response:
The Company believes the minority interest reclassification is in accordance with industry practice and the guidance outlined in EITF 94-2 and EITF 95-7. The reclassification results in the presentation of the balance sheet in a manner that correlates the sponsors and subsequent unitholder’s percent ownership of the outstanding shares and units with the GAAP book value of the operating partnership. This periodic reallocation is akin to the accounting a REIT affects at formation and is performed each period there is a transaction involving shares or units.

The Company agrees that enhanced disclosure concerning the minority interest reclassification is appropriate and in future filings will add the following language to the Minority Interest section of the Shareholder’s Equity footnote:
Minority interest represents the interests of the common and preferred units in Liberty Property Limited Partnership not held by the Trust. Minority interest is adjusted at each period end to reflect the ownership percentage at that time. A minority interest reclassification occurs between minority interest and shareholders’ equity each period there is a transaction involving ownership interest in Liberty Property Limited Partnership.